                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                       J.B. HUNT TRANSPORT SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   445658-10-7
                                 (CUSIP Number)

                             Charles C. Price, Esq.
                         Wright, Lindsey & Jennings LLP
                             200 West Capitol Avenue
                        Little Rock, Arkansas 72201-3699
                                  501-371-0808
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   May 6, 2003
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D


CUSIP No. 445658-10-7
----------------------


-------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       JOHNELLE HUNT, LLC
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
       INSTRUCTIONS)                                        (A) [ ]
                                                            (B) [X]
-------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       NOT APPLICABLE
-------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       [ ]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF ARKANSAS
-------------------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER OF
    SHARES          -0-
 BENEFICIALLY  ----------------------------------------------------------
 OWNED BY EACH   8  SHARED VOTING POWER
   REPORTING
  PERSON WITH       110,905
               ----------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
                    -0-
               ----------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    110,905
-------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       110,905
-------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                       [ ]
       NOT APPLICABLE
-------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.28%
-------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       OO
-------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 445658-10-7
----------------------


-------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       JOHNELLE D. HUNT
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
       INSTRUCTIONS)                                        (A) [ ]
                                                            (B) [X]
-------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       NOT APPLICABLE
-------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       [ ]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES OF AMERICA
-------------------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER OF
    SHARES          3,071
 BENEFICIALLY  ----------------------------------------------------------
 OWNED BY EACH   8  SHARED VOTING POWER
   REPORTING
  PERSON WITH       8,433,255
               ----------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER

                    3,071
               ----------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    8,433,255
-------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,436,326
-------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                       [ ]

-------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.43%
-------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
-------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 445658-10-7
----------------------


-------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       J.B. HUNT, LLC
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
       INSTRUCTIONS)                                        (A) [ ]
                                                            (B) [X]
-------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       NOT APPLICABLE
-------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       [ ]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF ARKANSAS
-------------------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER OF
    SHARES          -0-
 BENEFICIALLY  ----------------------------------------------------------
 OWNED BY EACH   8  SHARED VOTING POWER
   REPORTING
  PERSON WITH       8,322,350
               ----------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER

                    -0-
               ----------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    8,322,350
-------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,322,350
-------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                       [ ]

-------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.14%
-------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
-------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 445658-10-7
----------------------


-------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       J.B. HUNT
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
       INSTRUCTIONS)                                        (A) [ ]
                                                            (B) [X]
-------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       NOT APPLICABLE
-------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       [ ]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES OF AMERICA
-------------------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER OF
    SHARES          151,628
 BENEFICIALLY  ----------------------------------------------------------
 OWNED BY EACH   8  SHARED VOTING POWER
   REPORTING
  PERSON WITH       8,433,255
               ----------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER

                    151,628
               ----------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    8,433,255
-------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,584,833
-------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                       [ ]

-------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.81%
-------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
-------------------------------------------------------------------------

ITEM 1. Security and Issuer

      This statement relates to the common stock, $0.01 par value, of J.B. Hunt Transport Services, Inc. (the "Issuer"). The CUSIP number for the common stock is 445658-10-7. The executive offices of the Issuer are located at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745.


ITEM 2. Identity and Background

      (a)   Name: Johnelle D. Hunt

      (b)   Business address: 807 W. Bowen Blvd., Fayetteville, Arkansas 72703

      (c) Present Occupation: Corporate Secretary, J.B. Hunt Transport Services, Inc.

      (d) Johnelle D. Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Johnelle D. Hunt was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship: United States of America


      (a)   Name: Johnelle Hunt, LLC

      (b)   Business address: 807 W. Bowen Blvd., Fayetteville, Arkansas 72703

      (c) Principal Business: Management of the personal investments and business assets of Johnelle D Hunt, its Co-Manager

      (d) The Johnelle Hunt, LLC, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Johnelle Hunt, LLC, was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship: Arkansas

      (a)   Name: J.B. Hunt

      (b)   Business address: 807 W. Bowen Blvd., Fayetteville, Arkansas 72703

      (c) Present Occupation: Senior Chairman of the Board, J.B. Hunt Transport Services, Inc.

      (d) J.B. Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) J.B. Hunt was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship: Arkansas



      (a)   Name: J.B. Hunt, LLC

      (b)   Business address: 807 W. Bowen Blvd., Fayetteville, Arkansas 72703

      (c) Principal Business: Management of the personal investments and business assets of J.B. Hunt, its Co-Manager

      (d) The J.B. Hunt, LLC, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The J.B. Hunt, LLC, was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship: Arkansas


ITEM 3. Source and Amount of Funds or Other Consideration

      Not applicable.

ITEM 4. Purpose of Transaction

      On May 6, 2003, J.B. Hunt LLC entered into a forward sale contract for shares of J.B. Hunt Transport Services, Inc. ("Company" or "Issuer") with a financial institution. The contract establishes a collar on the price of the shares, whereby the Purchaser agrees to pay a price dependent on the market price of the stock on each settlement date as set forth in the contract. The maximum number of shares that may be delivered under the contract will be determined at the time the collar is set. The Seller will amend this Schedule 13D at such time to reflect the maximum number of shares that could be delivered. At the termination of the contract, the Seller can elect to settle the contract in stock or in cash, by paying or receiving the difference between the settlement price and the strike prices under the contract, as applicable.


ITEM 5. Interest in Securities of the Issuer

      (a) The Johnelle Hunt, LLC, is the beneficial owner of 110,905 shares of common stock of the Company which represents 0.28% of the outstanding shares of the Company.

      (b)   Johnelle Hunt, LLC:
            Number of shares as to which the person has:
            (i)   Sole power to vote or to direct the vote:                  -0-
            (ii)  Shared power to vote or to direct the vote:            110,905
            (iii) Sole power to dispose or to direct the disposition of:     -0-
            (iv)  Shared power to dispose or to direct the disposition
                  of:                                                    110,905

      (c) On April 17, 2003, the Johnelle Hunt LLC made a gift of 10,000 shares of common stock of the Company to Washington Regional Medical Foundation. On April 22, 2003, the J.B. Hunt LLC made a gift of 37,750 shares of common stock of the Company to First Baptist Church of Springdale, Arkansas. On May 8, 2003, the J.B. Hunt LLC made a gift of 750 shares of common stock of the Company to Arkansas Children's Hospital Foundation. Mr. and Mrs. Hunt are co-managers of both the Johnelle Hunt LLC and the J.B. Hunt LLC.

      (d)   Not applicable.

      (e)   Not applicable.



      (a) The total number of shares outstanding on March 31, 2003, was 39,357,935 shares.

            Mrs. Hunt is the beneficial owner of 8,436,326 shares of common stock of the Company, which represents 21.43% of the outstanding shares of the Company.

      (b)   Johnelle D. Hunt:

            Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:                3,071

            (ii)  Shared power to vote or to direct the vote:          8,433,255

            (iii) Sole power to dispose or to direct the
                  disposition of:                                          3,071

            (iv)  Shared power to dispose or to direct the
                  disposition of:                                      8,433,255

      (c) On April 17, 2003, the Johnelle Hunt LLC made a gift of 10,000 shares of common stock of the Company to Washington Regional Medical Foundation. On April 22, 2003, the J.B. Hunt LLC made a gift of 37,750 shares of common stock of the Company to First Baptist Church of Springdale, Arkansas. On May 8, 2003, the J.B. Hunt LLC made a gift of 750 shares of common stock of the Company to Arkansas Children's Hospital Foundation. Mr. and Mrs. Hunt are co-managers of both the Johnelle Hunt LLC and the J.B. Hunt LLC.

      (d)   Not applicable.

      (e)   Not applicable.



      (a) The J.B. Hunt, LLC, is the beneficial owner of 8,322,350 shares of common stock of the Company, which represents 21.14% of the outstanding shares of the Company.

      (b)   J.B. Hunt, LLC:
            Number of shares as to which the person has:
            (i)   Sole power to vote or to direct the vote:                  -0-
            (ii)  Shared power to vote or to direct the vote:          8,322,350
            (iii) Sole power to dispose or to direct the
                  disposition of:                                            -0-
            (iv)  Shared power to dispose or to direct the
                  disposition of:                                      8,322,350

      (c) On April 17, 2003, the Johnelle Hunt LLC made a gift of 10,000 shares of common stock of the Company to Washington Regional Medical Foundation. On April 22, 2003, the J.B. Hunt LLC made a gift of 37,750 shares of common stock of the Company to First Baptist Church of Springdale, Arkansas. On May 8, 2003, the J.B. Hunt LLC made a gift of 750 shares of common stock of the Company to Arkansas Children's Hospital Foundation. Mr. and Mrs. Hunt are co-managers of both the Johnelle Hunt LLC and the J.B. Hunt LLC.

      (d)   Not applicable.

      (e)   Not applicable.

      (a) Mr. Hunt is the beneficial owner of 8,584,883 shares of common stock of the Company, which represents 21.81% of the outstanding shares of the Company.

      (b)   J.B. Hunt:
            Number of shares as to which the person has:
            (i)   Sole power to vote or to direct the vote:              151,628
            (ii)  Shared power to vote or to direct the vote:          8,433,255
            (iii) Sole power to dispose or to direct the
                  disposition of:                                        151,628
            (iv)  Shared power to dispose or to direct the
                  disposition of:                                      8,433,255

      (c) On April 17, 2003, the Johnelle Hunt LLC made a gift of 10,000 shares of common stock of the Company to Washington Regional Medical Foundation. On April 22, 2003, the J.B. Hunt LLC made a gift of 37,750 shares of common stock of the Company to First Baptist Church of Springdale, Arkansas. On May 8, 2003, the J.B. Hunt LLC made a gift of 750 shares of common stock of the Company to Arkansas Children's Hospital Foundation. Mr. and Mrs. Hunt are co-managers of both the Johnelle Hunt LLC and the J.B. Hunt LLC.

      (d)   Not applicable.

      (e)   Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      Not applicable.


ITEM 7. Material to be Filed as Exhibits

      To be filed by amendment.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Johnelle Hunt, LLC


By: /s/ JOHNELLE D. HUNT                                    Date: May 16, 2003
   ---------------------------------
   Johnelle D. Hunt, Co-Manager

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




J.B. Hunt, LLC


By: /s/ J.B. HUNT                                             Date: May 16, 2003
   ---------------------------------
   J.B. Hunt, Co-Manager